26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

September 18, 2020

Kathleen Krebs, Special Counsel

Jeff Kauten, Staff Attorney

Kathleen Collins, Accounting Branch Chief

Melissa Kindelan, Staff Accountant

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited
Registration Statement on Form F-1
Filed September 8, 2020
File No. 333-248658

Dear Ms. Krebs, Mr. Kauten, Ms. Collins, Ms. Kindelan:

On behalf of our client, Chindata Group Holdings Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2020 on the Company’s registration statement on Form F-1 publicly filed on September 8, 2020 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its first amendment to registration statement on Form F-1 (the “Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Term used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau |Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Michelle Cheh8 | Daniel Dusek3 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 |Cori A. Lable2 | Wei Yang Lim6 |Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

September 18, 2020

To facilitate your review, we have separately delivered to you four courtesy copies of the Amended Registration Statement, marked to show changes to the Registration Statement, and four copies of the submitted exhibits.

The Company respectfully advises the Staff that it expects to commence the roadshow for the proposed offering on September 23, 2020, and request acceleration of the effectiveness of the Registration Statement on or about September 29, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Registration Statement on Form F-1

Capitalization, page 78

1.

The number of Class A ordinary shares outstanding on a pro forma basis appears to include the 5,667,164 options that were early exercised in August. Considering such shares are still subject to vesting conditions, and as you state in your revised disclosures the early exercise of such options was not considered substantive, please explain further how you determined that inclusion of such shares in total outstanding pro forma shares is appropriate. Alternatively, consider including a footnote to the table explaining the exclusion of such shares from the pro forma totals.

In response to the Staff’s comment, the Company has revised the disclosures on pages 79 and 80 of the Amended Registration Statement.

Interim Condensed Consolidated Balance Sheet as of June 30, 2020, page F-48

2.

You indicate here that there are 481,756,904 Class B ordinary shares outstanding on a pro forma basis; however, in the Capitalization table you state there are 391,875,338 of such shares outstanding. Please explain this apparent inconsistency or revise accordingly.

The Company respectfully advises the Staff that the discrepancy between the 481,756,904 Class B ordinary shares outstanding on a proforma basis and the 391,875,338 Class B ordinary shares outstanding in the Capitalization table, was attributable to the following:

(i) in August 2020, Bain Capital Entities and Abiding Joy Limited (a company wholly-owned by Mr. Jing Ju) sold 93,705,700 and 1,843,030 ordinary shares, respectively, to other investors. These ordinary shares will be re-designated into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. This subsequent change in capitalization was reflected in the Capitalization table in accordance with International Financial Reporting and Disclosure Issues in the Division of Corporate Finance III.B.f; and (ii) Mr. Jing Ju early exercised 5,667,164 share options granted under 2020 Share Option Plan into the Company’s ordinary shares in August 2020.

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

September 18, 2020

The Company also respectfully acknowledges the Staff’s comment that the early exercise of 5,667,164 share options was not considered substantive, and should be excluded from the pro forma Class B ordinary shares in the Capitalization table. As a result, the 391,875,338 Class B ordinary shares were outstanding on a pro forma basis was further revised to 386,208,174 in the Capitalization table.

In response to the Staff’s comment, the Company has revised the disclosures on pages 78 and 79 of the Amended Registration Statement.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 11. Share-based Payments, page F-65

3.

You indicate here that 24,000 units granted in September 2019 are subject to accelerated vesting upon completion of an IPO; however, on page F-38, you disclose that 193,000 units granted in September 2019 are subject to accelerated vesting. Please explain this apparent inconsistency or revise your disclosures accordingly.

The Company respectfully advises the Staff that pursuant to the unit grant agreements (“Agreements”), assuming the IPO is completed on December 31, 2019 and June 30, 2020, respectively, 193,000 and 24,000 units that were granted in September 2019, respectively, are subject to accelerated vesting upon the completion of an IPO. As stipulated in the Agreements, the number of options that are accelerated varies based on the completion date of the IPO.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-38, F-64 and F-65 of the Amended Registration Statement.

4.

In response to prior comment 3, you attribute the increase in the value of the Class B Units from $17.26 in September 2019 to $125.74 in May 2020 to the increase in the value of the company’s ordinary shares and the change in the distribution percentages between Class B Unit holders and Common Unit holders in BCPE Bridge Cayman L.P. (“BCPE Bridge”). Please explain to us why your analysis focuses only on the increase in the value of the company’s ordinary shares held by BCPE Bridge. Tell us whether BCPE Bridge holds other assets, and, if so, how those were considered in determining the value of BCPE Bridge’s Class B Units. Also, tell us the distribution percentages for the Class B Unit and Common Unit holders as of September 2019 and May 2020.

The Company respectfully advises the Staff that our analysis focused only on the increase in the value of the Company’s ordinary shares held by BCPE Bridge because BCPE Bridge holds no other assets except for the Company’s ordinary shares. The distribution percentages for the Class B Unit and Common Unit holders were 5.0% and 95.0% as of September 2019, respectively, and 12.3% and 87.7% as of May 2020, respectively.

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

September 18, 2020

Note 17. Subsequent Events, page F-68

5.

Please revise to disclose the value of the 5,666,354 options granted in September 2020 as well as the amount of share-based compensation expense that will be recognized for the options that are subject to accelerated vesting upon completion of the IPO. Also, tell us the value of the underlying ordinary shares used to value these options and to the extent there was any significant fluctuation in the fair value from prior grants, please describe for us the factors that contributed to such fluctuations including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s comment, the Company has revised the disclosures on pages F-45, F-46 and F-68 of the Amended Registration Statement to disclose the value of the 5,666,354 options granted in September 2020 as well as the amount of share-based compensation expense that will be recognized for the options that are subject to accelerated vesting upon completion of the IPO.

The Company further respectfully advises the Staff that the current estimated fair value of the underlying ordinary shares used to value these options was US$5.57 per ordinary share. Fair value of the ordinary share increased from US$4.45 in May 2020 to US$5.57 in September 2020 primarily due to (i) lower discount for lack of marketability as the Company’s IPO will soon be completed; (ii) lower WACC as the small size company premium has declined; (iii) the continuous growth in the Company’s business; and (iv) the private placement completed in July and August 2020 for a total consideration of US$250 million with a fair value of US$5.43 per ordinary share.

General

6.	Please file a consent for the inclusion of Ernst & Young Hua Ming LLP’s report on Chindata (Xiamen) Science and Technology Co., Ltd.‘s financial statements dated April 10, 2020.

In response to the Staff’s comment, the Company has filed a consent on Exhibit 23.2 of the Amended Registration Statement.

7.

We note that the Class B ordinary shares held by the Bain Capital Entities will automatically convert into Class A ordinary shares five years from the date of this offering. Please disclose this provision on the prospectus cover page. Also provide risk factor disclosure of the dilution to holders of Class A ordinary shares, the relative increase in the voting power of Mr. Jing Ju and the potential loss of “controlled company” status that could occur.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, and page 63 of the Amended Registration Statement.

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

September 18, 2020

8.

We note that your forum selection provision in the Fifth Amended and Restated Memorandum and Articles of Incorporation identifies the courts of the Cayman Islands as the exclusive forum for all actions other than those arising under the federal securities laws and the federal courts of the United States of America for federal securities laws claims. Please discuss this provision under “Description of Share Capital.” In addition, add risk factor disclosure related to this provision and state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 206 of the Amended Registration Statement.

* * *

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David Zhang

Enclosure

c.c.	Jing Ju, Chief Executive Officer

Dongning Wang, Chief Financial Officer

Michael Frederick Foust, Chairman of the Board

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP